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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                       STECK-VAUGHN PUBLISHING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    63577110
                                 (CUSIP Number)

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                            TELEPHONE: (617) 232-8200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        This Amendment No. 1 amends and supplements the Statement on Schedule
13D filed on June 16, 1997 (as amended and supplemented, the "Schedule 13D") for the event which occurred on June 5, 1997, and is being filed by Harcourt General, Inc., a Delaware corporation ("Parent" or "Harcourt"), and National Education Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("NEC"), to report the event which occurred on June 23, 1997 relating to the outstanding Common Stock, $.01 par value (the
"Common Stock"), of Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

        Item 4. Purpose of Transaction.

        Items 4(a), (b) and (e) are amended and supplemented as follows:

         On June 23, 1997, Harcourt delivered a letter (the "Harcourt Proposal") to the independent directors (the "Independent Directors") of Steck-Vaughn (Messrs. Jaffe, Justiz, Klein and Lind) in which Harcourt proposed, pursuant to the Harcourt Agreement, to enter into a transaction pursuant to which NEC would acquire the shares of Steck-Vaughn it does not already own, and the stockholders of Steck-Vaughn (other than NEC and its affiliates) would receive $14.00 in cash for each share of Common Stock. Such transaction would be effected through a merger (the "Proposed Steck-Vaughn Merger") of Steck-Vaughn with a direct or indirect subsidiary of NEC. The Harcourt Proposal is filed as Exhibit 99.3 hereto and incorporated herein by reference.

        Although Harcourt's current intention is to consummate the Proposed Steck-Vaughn Merger as soon as practicable, such consummation depends on a number of factors and circumstances, including without limitation, compliance with the terms of the Harcourt Agreement, and there can be no assurance that the Proposed Steck-Vaughn Merger will be consummated or, if consummated, the timing thereof. Neither Harcourt nor NEC can give any assurance as to whether, as a result of information hereafter obtained by either Harcourt or NEC, changes in general economic or market conditions or in the business of Steck-Vaughn, or other presently unforeseen factors, the Proposed Steck-Vaughn Merger will be approved by the Committee or whether the Proposed Steck-Vaughn Merger will be delayed or abandoned. If for any reason the Proposed Steck-Vaughn Merger is not consummated, Harcourt and NEC reserve the right, subject to the provisions of the Harcourt Agreement, to acquire additional shares of Common Stock through private purchases, market transactions, tender or exchange offers or otherwise or, subject to any applicable legal restrictions, to dispose of any or all shares of Common Stock acquired by Harcourt and NEC.

        Item 4(d) is amended and supplemented as follows:

         On June 23, 1997, the Board of Directors of Steck-Vaughn was reconstituted to reflect the Harcourt ownership position. The Steck-Vaughn Board now includes four Harcourt officers: Richard A. Smith, chairman and chief executive officer; Robert A. Smith And Brian J. Knez, co-presidents; and John
R. Cook, senior vice president and chief financial officer. In addition, the Independent Directors remain on the Board of Directors of Steck-Vaughn.

        Item 7. Material to be Filed as Exhibits.

        Exhibit 99.3 Letter dated June 23, 1997 from Harcourt to the Independent Directors.

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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated: June 30, 1997

                                        HARCOURT GENERAL, INC.



                                        By: /s/ ERIC P. GELLER
                                            ------------------------------------
                                                Eric P. Geller
                                                Senior Vice President,
                                                General Cousel
                                                and Secretary


                                        NATIONAL EDUCATION CORPORATION



                                        By: /s/ ERIC P. GELLER
                                            ------------------------------------
                                                Eric P. Geller
                                                Vice President and Secretary

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Exhibit Index

Exhibit 99.3      Letter dated June 23, 1997 from Harcourt to the
                  Independent Directors.